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                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549
                          ------------------------



                                  FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                         Butler Manufacturing Company

             (Exact name of registrant as specified in its charter)

                 Delaware                                     44-0188420
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  (State of incorporation or organization)                   (IRS Employer
                                                          Identification No.)

BMA Tower, Penn Valley Park, Kansas City, Mo                 64141-0917
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  (Address of principal executive offices)                   (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                             Name of exchange on which
to be so registered                             each class is to be registered
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Common Stock, no par value                      New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
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                               (Title of Class)










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Item 1.           Description of Securities To Be Registered.
                  ------------------------------------------

                  The capital stock of Butler Manufacturing Company (the "Company" or "Registrant") to be registered on the New York Stock Exchange, Inc. (the "Exchange"), is the Registrants' Common Stock, no par value. Holders of Common Stock are entitled to one vote per share at all meetings of stockholders. Dividends that may be declared on the Common Stock will be paid in an equal amount to the holder of each share. No preemptive rights are conferred upon the holders of such stock and there are no liquidation or conversion rights. Nor are there any redemption or sinking fund provisions and there is no liability to further calls or to assessments by the Registrant.

         Copies of the Company's Restated Certificate of Incorporation (the "Certificate") and Bylaws (the "Bylaws") are filed as Exhibit 3.1 to the Company's report on Form 10-Q for the quarter ended March 31, 1996) and Exhibit
3.7 to the Company's report on Form 10-K for the year ended December 31, 1987). Certain "Fair Price" and "Corporate Management" provisions of the Company's Certificate of Incorporation and certain other provisions of the Bylaws were designed to make the Company a less attractive target for acquisition by an outsider who does not have the support of the Company's directors. These and other provisions are described below and are qualified in their entirety by reference to the actual text of the Certificate and the Bylaws. While such provisions will not necessarily prevent take-over attempts, they should discourage an attempt to obtain control of the Company in a transaction not approved by the Company's Board of Directors by making it more difficult for a third party to obtain control in a short time and impose its will on the remaining shareholders of the Company.

CERTIFICATE OF INCORPORATION

Authorized and Unissued Stock

                  Article IV of the Company's Certificate of Incorporation (the "Certificate") authorizes the Board to issue 20,000,000 shares of Common Stock. As of September 13, 1996, 7,610,183 shares were issued and outstanding. Article IV also authorizes the Board to issue 200,000 shares of Class 1 Preferred Stock with such preferences and relative, participating, optional and other special rights, including voting rights, as the Board may specify in an issuing resolution, and to issue 10,000 shares of Class A Preferred Stock having voting rights only in the event that four (4) consecutive payments remain unpaid.
Section 7 of Article V also provides that if the preferred stock is given special rights to elect additional directors, to remove such directors, to fill vacancies in their offices or to call special meetings of stockholders, then the Classified Board and related provisions of Article V will be subject to such rights.







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                  Pursuant  to a Rights  Agreement,  as  amended,  the Board has issued certain Preferred Share Purchase Rights. The rights are described in the Company's Form 8-A relating to such rights dated October 8, 1996, which is being filed concurrent with the filing of this registration statement.

Fair Price Provision

                  General. Article VI of the Certificate includes a "Fair Price Provision" which: (a) provides that certain Business Combinations (as therein defined) involving the Company and any Interested Stockholder (as therein defined) may not be consummated without the affirmative vote of the holders of at least 75% of the voting power of the then outstanding shares entitled to vote generally in the election of directors (the "75% Stockholder Vote") unless the transaction is approved by at least a majority of Disinterested Directors (as therein defined) or certain minimum price and procedural requirements are met, and (b) requires a 75% Stockholder Vote to alter, amend, or repeal, or adopt any provision inconsistent with Article VI.

                  An "Interested Stockholder" is defined as anyone (other than the Company or any subsidiary or employee benefit plan of the Company) who is the "Beneficial owner" of at least 20% of the voting stock, or who is an "Affiliate" of the Company and who within the two years prior to the date in question was the Beneficial Owner of at least 20% of the voting stock, or who has (otherwise than in a public offering) succeeded to any shares of voting stock which were within such two years prior to the date in question beneficially owned by an Interested Stockholder. A Beneficial owner includes persons, directly or indirectly, owning or having the right to acquire or to vote stock. At present, the Company is not aware of any stockholder or stockholder group who is an "Interested Stockholder."

                  A "Business Combination" is defined as including the following transactions: (a) a merger or consolidation of the Company or any subsidiary with an Interested Stockholder (or a corporation which is, or would thereafter be, an Affiliate of an Interested Stockholder); (b) the sale, lease, exchange, mortgage, pledge, transfer, or other disposition by the Company or a subsidiary of a substantial amount of assets if an Interested Stockholder (or an Affiliate of an Interested Stockholder) is a party to the transaction; (c) the issuance or transfer of securities of the Company or of a subsidiary to an Interested Stockholder (or an Affiliate of an Interested Stockholder) in exchange for a substantial amount of cash, securities, or other property (or a combination thereof); (d) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an Interested Stockholder (or an Affiliate of an Interested Stockholder); or (e) any reclassification of securities, recapitalization of the Company, merger or consolidation of the Company with a subsidiary, or other transaction which has







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the  effect,  directly  or  indirectly,  of  increasing  the  proportion  of the outstanding shares of any class of equity securities of the Company or a subsidiary directly or indirectly owned by an Interested Stockholder (or an Affiliate of an Interested Stockholder). The phrase "substantial amount" means property having an aggregate fair market value equal to 10% of the Company's total shareholders' equity as of the end of the latest fiscal year for which audited financial statements are prepared. As of December 31, 1995, 10% of total Shareholders' Equity was $10,242,300.

                  A "Disinterested Director" is a member of the Company's Board of Directors who is not affiliated with an Interested Stockholder and was a director of the Corporation prior to the time the Interested Stockholder became an Interested Stockholder, and any successor to such Disinterested Director who is not affiliated with an Interested Stockholder and was recommended for nomination or election to the Board by a majority of the Disinterested Directors then on the Board.

                  Minimum Price Requirements. In a Business Combination involving cash or other consideration being paid to the Company's stockholders, the consideration is required to be either cash or the same type of consideration used by the Interested Stockholder in acquiring the largest portion of its voting stock prior to the first public announcement of the proposed Business Combination ("Announcement Date").

                  In the case of payments to holders of Common Stock, the fair market value per share of such payments must be at least equal in value to the higher of the following: (i) the highest per share price paid by the Interested Stockholder in acquiring any share of Common Stock, or (ii) the fair market value per share of Common Stock (a) on the Announcement Date or (b) on the date on which the Interested Stockholder became an Interested Stockholder ("Determination Date"), whichever is higher. The fair market value of the Common Stock on the Announcement Date or Determination Date is the highest closing sale price during the immediately preceding 30 calendar day period of a share of such stock as reported by the NASDAQ National Market System, assuming the Common Stock is then traded in the NASDAQ National Market System (which it currently is).

                  In the case of payments to holders of any class or series of voting stock (none of which are presently outstanding) other than Common Stock, the fair market value per share of such payments would have to be at least equal to the higher of the following: (a) the highest per share price determined with respect to such class or series of stock in the same manner as described in clauses (i) and (ii) of the preceding paragraphs or (b) the highest preferential amount per share to which the holders of such class or series of voting stock are entitled in the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company.







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                  Procedural  Requirements.  Under  the  Fair  Price  Provision,
unless the  Business  Combination  is approved  by a majority  of  Disinterested
Directors, the Business Combination is subject to the 75% Stockholder Vote requirements, even if it satisfied the Minimum Price Requirements, in each of the following situations:

                  (1) if the Company, after the Interested Stockholder became an Interested Stockholder, fails to pay full quarterly dividends on its Preferred Stock or reduces the rate of dividends paid on its Common Stock, unless such failure or reduction was approved by a majority of the Disinterested Directors. This provision is designed to prevent an Interested Stockholder from attempting to depress the market price of the Company's stock prior to proposing a Business Combination by reducing dividends on the Common Stock, and thereby reducing the consideration required to be paid pursuant to the Minimum Price Requirements of the Fair Price Provision.

                  (2) if the Interested Stockholder acquires any additional shares of Voting Stock, directly from the Company or otherwise, in any transaction subsequent to the transaction pursuant to which it became an Interested Stockholder. This provision is intended to prevent an Interested Stockholder from purchasing additional shares of Voting Stock without compliance with the provisions of the Fair Price Provision.

                  (3) if the Interested Stockholder receives at any time after it became an Interested Stockholder, whether in connection with the proposed Business Combination or otherwise, the benefit of any loans or other financial assistance or tax advantages provided by the Company (other than proportionately as a stockholder). This provision is intended to deter an Interested Stockholder from self-dealing or otherwise taking advantage of its equity position in the corporation by using the Corporation's resources to finance the proposed Business Combination or otherwise for its own purposes in a manner not proportionately available to all stockholders.

                  Under the Fair Price Provision, in order to avoid the 75% Stockholder Vote requirement even if the other conditions described above are met, a proxy or information statement disclosing the terms and conditions of the proposed Business Combination complying with the requirements of the proxy rules promulgated under the Securities Exchange Act of 1934, as amended, must be mailed to all stockholders of the Corporation at least 30 days prior to the consummation of a Business Combination. This provision is intended to ensure that the Company's stockholders will be fully informed of the terms and conditions of the proposed Business Combination even if the Interested Stockholder is not otherwise legally required to disclose such information to stockholders.






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                  It  should  be  noted  that  none  of  the  minimum  price  or procedural requirements described above apply in the case of a Business Combination approved by a majority of the Disinterested Directors, and that, in the absence of such approval, all of such requirements must be satisfied to avoid the 75% Stockholder Vote requirement.

                  75% Vote Required to Amend or Repeal. The Fair Price Provision also requires a 75% Stockholder Vote to amend, alter or repeal, or adopt any provisions inconsistent with, the Fair Price Provision.

Corporate Management Provisions

                  General. Article V of the Certificate provides that the affairs of the Company are managed by a Board of Directors that is divided into three classes, each of which serves for three years, with one class being elected each year (the "Classified Board Provisions"). The Certificate also requires (a) advance notice of stockholder nominations for director; (b) that vacancies on the Board be filled only by the remaining directors; (c) that stockholder actions be taken only at a meeting; (d) that special meetings of stockholders be called only by the Board, the President or the Chairman of the Board; and (e) a 75% Stockholder Vote to remove directors with or without cause or to amend, repeal or adopt any provision inconsistent with the proposed amendments.

                  Management by the Board of Directors. Article V of the Certificate expressly provides that the property, business and affairs of the Company shall be managed by or under the direction of the Board of Directors and prevents repeal of this Provision or the adoption of any inconsistent Provision, without a 75% Stockholder Vote.

                  Classification of the Board. Section 2 of Article V of the Certificate provides for the Board to be divided into three substantially equal classes of directors, each of which serves staggered three-year terms, with approximately one-third of the Board being elected each year. Section 2 of
Article III of the Bylaws provides that the total number of directors in each class shall be fixed by the Board of Directors. Pursuant to this authority, the Board has adopted a resolution providing that each of three classes shall consist of three directors.

                  Removal of Directors and Filling Board Vacancies. Section 5 of
Article V of the Certificate provides that a director, or the entire Board of Directors, may be removed with or without cause and only by the affirmative vote of the holders of at least 75% of the Voting Stock. Currently, Delaware law provides that unless the Certificate provides otherwise, the vote required for such action is a majority of the voting stock. The Certificate also provides that vacancies on the Board, including vacancies caused by increases in the size of the Board, will be filled only by vote of the remaining directors.





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Thus,  stockholders  are not able to fill  vacancies on the Board.  Any director elected to fill a vacancy will serve for the balance of the term of the director he or she succeeds.

                  Nominations of Director Candidates. Section 3 of Article V of the Certificate provides that nominations for the election of directors must be made as provided by the Bylaws. Article III of the Bylaws provides that nominations for the election of directors may be made by the Board of Directors or by stockholders. Stockholders intending to nominate director candidates for election must deliver advance written notice thereof to the Company in accordance with the "Nominating Procedures" described in the Company's Bylaws.

                  Certain Stockholder Actions. Pursuant to Delaware corporation law, unless otherwise provided in the Certificate, any action required or permitted to be taken by stockholders of the Company may be taken without a meeting and without a stockholder vote if a written consent setting forth the action to be taken is signed by the holders of shares of outstanding stock having the requisite number of votes that would be necessary to authorize such action at a meeting of stockholders. Section 6 of Article V of the Certificate requires that stockholder action be taken only at an annual or special meeting of stockholders; that actions of stockholder may not be effected by written consent; and that special meetings of stockholders may be called only by the Chairman, the President or pursuant to a resolution adopted by a majority of the entire Board.

                  Rights of Holders of Preferred Stock. Section 7 of Article V provides that the Corporate Management Provisions are subject to the rights of the holders of any Preferred Stock to elect additional directors to fill vacancies in their offices, to remove any such additional directors without cause, and to call special meetings of the Stockholders.

                  Increases Stockholder Vote for Amendment or Repeal of Proposed Amendments. Article V of the Certificate requires a 75% Stockholder Vote for the alteration, amendment, or repeal of, or the adoption of any provision inconsistent with, the Sections of the Certificate discussed above or to Section 2 of Article III of the Bylaws (concerning the number, election and terms of directors).

BYLAWS

                  Certain provisions of the Bylaws may, depending on the circumstances, affect certain kinds of takeover proposals opposed by the Board, including provisions which: (a) permit the Board from time to time to fix the date of the annual meeting for some date other than the third Tuesday in April of each year, (b) prohibit stockholder proposals at annual meetings unless notice of the proposed business is given in writing to the Secretary of the Company at least ninety days prior to the meeting and unless the business is proper for stockholder action, (c) provide that special meetings of stockholders





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may be called only by the Board, the President or the Chairman of the Board, (d)
provide that in the absence of a quorum only the Chairman of the meeting may adjourn the meeting, (e) provide that the order of business and other matters of procedure at each meeting of stockholders shall be determined by the Chairman of the meeting, (f) require that stockholder nominations for director be made in writing to the Secretary of the Company at least seventy days prior to the anniversary date of the last annual meeting or, in the case of a special meeting for the election of directors, prior to the tenth day following the date on which notice of such meeting is first given to stockholders, in each case in accordance with the "Nominating Procedures" discussed in the next paragraph and
(g) provide that any vacancy on the Board may be filled only by the remaining directors then in office, even if less than a quorum.

                  The Company's Bylaws establish the following "Nominating Procedures." Nominations may be made at an annual meeting of stockholders pursuant to the Corporation's notice of meeting or by or at the direction of the Board of Directors. Nominations may also be made by any stockholder of the Company who was a stockholder of record at the time of giving of notice, who is entitled to vote at the meeting and if notice of the proposed stockholder nominations is given to the Secretary not less than 70 nor more than 90 days before the anniversary date of the last annual meeting for elections at annual meetings and not less than ten days after notice to stockholders for any special meeting for the election of Directors. The notice must contain certain information about each proposed nominee, including his or her age, business and residence addresses and principal occupation, the number of shares of capital stock of the company beneficially owned by the nominee and such other information as would be required to be included in a proxy statement. Provision is also made for substitution of nominees should a designated nominee be unable or unwilling to stand for election at the meeting. If the Chairman of the meeting of stockholders determines that a nomination was not made in accordance with these procedures, the nomination shall be void.

Item 2.  Exhibits

            1. All exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange.

















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                                   SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      BUTLER MANUFACTURING COMPANY


                                      By /s/Richard O. Ballentine
                                         --------------------------------
                                         Richard O. Ballentine
                                         Vice President, General Counsel and
                                         Secretary



Dated:  October 8, 1996



































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                                  EXHIBIT INDEX


         Exhibit Number                     Exhibit Description
         --------------                     -------------------

               1. All exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange.













































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